Sidley Austin LLP 1 South Dearborn street chicago, illinois 60603 +1 312 853 7000 +1 312 853 7036 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 312 853 2060 ggerstman@SIDLEY.COM

Via EDGAR

April 4, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Blake Grady

Re:	Nordstrom, Inc.

Schedule 13E-3 filed March 4, 2025 by Norse Holdings, Inc. et. al

File No. 005-33314

Preliminary Proxy Statement on Schedule 14A filed March 4, 2025

File No. 001-150599

Ladies and Gentlemen:

We represent the Special Committee of the Board of Directors of Nordstrom, Inc. (the “Company”). We are writing on behalf of the Company in response to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated March 27, 2025 (the “Comment Letter”) with respect to the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) and Schedule 13E-3 (the “Schedule 13E-3”), each filed with the Commission on March 4, 2025.

In connection with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy (the “Amended Preliminary Proxy Statement”), and the Filing Persons (as defined in the Schedule 13E-3) are filing Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). The Amended Preliminary Proxy Statement and the Amended Schedule 13E-3 reflect revisions made in response to the comments of the Staff and the updating of other information.

Set forth below is our response to the Staff’s comments as set forth in the Comment Letter. Please note that any reference to page numbers in our responses refer to the page numbers of the Amended Preliminary Proxy Statement and the Amended Schedule 13E-3, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Preliminary Proxy Statement and the Amended Schedule 13E-3, as applicable.

Securities and Exchange Commission
April 4, 2025

Schedule 13E-3 and PREM14A, each filed March 4, 2025

General

1.	Please revise your disclosure to include the information required by Item 3 of Schedule 13E-3 and Item 1003(c) of Regulation M-A, including the starting and ending dates of each position held, for each natural person specified in General Instruction C to Schedule 13E-3. As examples only, provide such disclosure for Ms. Gittinger, Mr. Riley and the Liverpool persons listed on pages 188 and 189.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on pages 170–174 (with respect to the natural persons specified in General Instruction C with respect to the Company) and 186–193 (with respect to the natural persons specified in General Instruction C with respect to the Parent Filing Parties) of the Amended Preliminary Proxy Statement.

2.	Please state the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3, including, as one example only, the persons listed on pages 188 and 189. See Item 1008(a) of Regulation M-A and Item 11 of Schedule 13E-3. In addition, describe any transactions by such persons in the subject securities during the past 60 days. Refer to Item 1008(b) of Regulation M-A and Instruction 1 thereto.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on pages 175–179 (with respect to the natural persons specified in General Instruction C with respect to the Company) and 186–193 (with respect to the natural persons specified in General Instruction C with respect to the Parent Filing Parties) of the Amended Preliminary Proxy Statement.

Position of the Parent Filing Parties as to the Fairness of the Merger, page 85

3.	Please revise the sentence in this section which states that “[u]nder a possible interpretation of the SEC rules governing ‘going-private’ transactions, each Parent Filing Party may be deemed to be an affiliate of Nordstrom, and therefore is required to express its belief as to the fairness of the proposed Merger . . . .” Given the filing persons’ determination to file a Schedule 13E-3, it is inappropriate to disclaim the underlying conclusions reached by each such filing person in making the filing.

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on page 85 of the Amended Preliminary Proxy Statement.

Securities and Exchange Commission
April 4, 2025

Materials Provided to Liverpool by J.P. Morgan Securities LLC, page 90

4.	We note your disclosure on page 94 that “J.P. Morgan anticipates that it and/or its affiliates will arrange and/or provide financing to Nordstrom in connection with the proposed Merger, for which J.P. Morgan and/or its affiliates expect to receive customary compensation.” Please quantify such “customary compensation.” Refer to Item 1015(b)(4) of Regulation M-A and Schedule 13E-3 Compliance and Disclosure Interpretation 217.01

Response:

The Company respectfully acknowledges the Staff’s comment and in response, the Company has revised the disclosure on page 94 of the Amended Preliminary Proxy Statement.

Purposes and Reasons of the Parent Filing Parties for the Merger, page 95

5.	We note that disclosure is provided regarding the purposes and reasons of the Parent Filing Parties, together as a group, for undertaking the transaction. It is unclear, however, why each member of the Parent Filing Parties would have the same purposes and reasons for undertaking the transaction. In particular, it appears that Liverpool may have purposes and reasons for undertaking the transaction that are different from those of the Family Group. Please revise or advise. Refer to Item 1013(a) and (c) of Regulation M-A.

Response:

The Company respectfully acknowledges the Staff’s comment and has provided supplemental disclosure on pages 95–96 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

6.	We note your disclosure on page 95 that “[t]he Parent Filing Parties determined to undertake the Merger at this time because the Parent Filing Parties believe that, as a private company, Nordstrom will be able to improve its ability to execute initiatives that over time will create additional enterprise value for Nordstrom.” Refer to the comment above, and revise to specify the reasons for undertaking the transaction at this time, as opposed to any other time. Refer to Item 1013(c) of Regulation M-A.

Response:

The Company respectfully acknowledges the Staff’s comment and has provided supplemental disclosure on pages 95–96 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

Financing of the Merger, page 121

7.	We note your disclosure on page 122 that “the Debt Financing Sources will provide Acquisition Sub with a senior secured asset-based credit facility in an aggregate principal amount of $1,200 million.” Disclose the stated and effective interest rates of such financing. Refer to Item 1007(d) of Regulation M-A.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 123 of the Amended Preliminary Proxy Statement in response to the Staff’s comment.

Securities and Exchange Commission
April 4, 2025

Cautionary Statement Regarding Forward-Looking Statements, page 126

8.	The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a going private transaction. Therefore, please delete or revise the references to Section 27A of the Securities Act and Section 21E of the Exchange Act found on page 126 of the proxy statement.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 127 of the Amended Proxy Statement in response to the Staff’s comment.

If you have questions regarding the foregoing responses, please contact the undersigned at (312) 853-2060.

Very truly yours,

/s/ Gary D. Gerstman

Gary D. Gerstman
Sidley Austin LLP

cc:	Ann Munson Steines, Nordstrom, Inc.

Derek Zaba, Sidley Austin LLP

Scott Williams, Sidley Austin LLP

Keith Trammell, Wilmer Cutler Pickering Hale & Dorr LLP

Glenn R. Pollner, Wilmer Cutler Pickering Hale & Dorr LLP

Benjamin P. Schaye, Simpson Thacher & Bartlett LLP

Juan F. Méndez, Simpson Thacher & Bartlett LLP

Benjamin A. Bodurian, Simpson Thacher & Bartlett LLP